UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 3, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Sage Therapeutics, Inc.

File No. 001-36544 - CF#36841

Sage Therapeutics, Inc. submitted an application under 24b-2 requesting an extension of previous grants of confidential treatment for information it excluded from the Exhibits to Forms listed below.

Based on representations by Sage Therapeutics, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit	to Form	Filed on	Confidential Treatment Granted
10.1	10-Q	11/06/2015	through November 6, 2021
10.1	10-Q	08/12/2015	through October 30, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary